UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36090

Logan Ridge Finance Corporation

(Exact name of registrant as specified in its charter)

650 Madison Avenue, 3rd Floor

New York, NY 10022

(212) 891-2880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*

On January 29, 2025, Logan Ridge Finance Corporation, a Maryland corporation (the “Target Fund”) and Portman Ridge Finance Corporation, a Delaware corporation (the “Surviving Fund”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, the merger of the Target Fund with and into the Surviving Fund. Pursuant to the Merger Agreement, on July 15, 2025, the Target Fund merged with and into the Surviving Fund.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Portman Ridge Finance Corporation, on behalf of Logan Ridge Finance Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 25, 2025

By:	/s/ Edward Goldthorpe
Name:	Edward Goldthorpe
Title:	Chief Executive Officer, President, and Chairman of the Board of Directors